ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

April 17, 2014

Mr. Edward P. Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-8626

Re:	Pax World Funds Series Trust III (the “Registrant”)
(File No. 333-194602)

Dear Mr. Bartz,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 14, 2014 in connection with the above-referenced registration statement on Form N-14 (the “Registration Statement”), filed with the Commission on March 17, 2014 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the combined Proxy Statement/Prospectus.

General

1. Comment.  Please provide a copy of the proposed proxy card with the comment response letter.

Response.  In response to your comment, the proposed proxy card is attached hereto as Exhibit A.

Combined Proxy Statement/Prospectus

2. Comment.  In the section entitled “How the Reorganization Will Work” on page 4, please disclose the estimated reorganization costs.

Response.  In response to your comment, the fourth bullet under the caption “How the Reorganization Will Work” will be revised to read as follows:

“Reorganization costs, estimated at $200,000, will be borne by Pax World Management LLC.”

3. Comment.  In the section entitled “Summary — Tax Consequences,” please disclose the estimated impact to shareholders of capital gains distributions resulting from the transition to an index-based strategy.  If dispositions are expected to result in capital gains, please disclose the estimated per share amount.  If dispositions are expected to result in capital losses, please disclose any potential limitations on capital loss carryovers after the reorganization.  Please select a current date in calculating the estimate.

Response.  In response to your comment, the last two sentence of the paragraph that begins “As a result of the transition to the index-based strategy . . .” under the heading “Summary — Tax Consequences” will be replaced with the following disclosure:

“Based on the Target Fund’s holdings as of March 31, 2014, the Registrant estimates that approximately 80% (by value) of the Target Fund’s holdings will be sold, resulting in estimated trading costs of approximately $26,000, and producing estimated net realized capital gains, if such holdings had been sold at the closing price on such date, of approximately $6 million, after the application of available capital loss carryovers.  The Target Fund currently anticipates that no meaningful loss limitations will be applicable to capital loss carryovers, if any, transferred to the Acquiring Fund.  The actual tax effect of such sales will depend on the difference between the price at which such holdings are sold and the Target Fund’s basis in such holdings.”

4. Comment.  Under the heading “Current and Pro Forma Fees and Expenses,” please restructure the table captioned “Annual Fund Operating Expenses” so that Target Fund, Acquiring Fund and pro forma information for Institutional Class shares appears in adjacent columns.  Please do the same for Individual Investor Class share information.

Response.  In response to your comment, the requested changes will be made.

5. Comment.  Under the heading “Comparison of Investment Objectives,” please disclose or explain supplementally what notice, if any, would be provided if an investment objective were to be changed.

Response.  The Registrant notes that Item 5(a) of Form N-14 directs the Registrant to furnish the information required by Item 9(a) of Form N-1A, which states:

“State the Fund’s investment objectives and, if applicable, state that those objectives may be changed without shareholder approval.”

The Registrant respectfully submits that the existing disclosure meets this requirement.  However, the Registrant would ordinarily expect to provide notice to shareholders of any material change in the Fund’s investment objective.

6. Comment. Under the heading “Principal Investment Strategies,” please add language to supplement the narrative description of the differences between the principal investment strategies of the Funds to explain how the weighting of the Index components in the Fund may be optimized or enhanced.

Response. In response to your comment, the following disclosure will be added to the “Principal Investment Strategies” section:

“Additionally, the Acquiring Fund may use a representative sampling strategy, or an optimized or enhanced strategy, to achieve its investment objective, weighting companies with more favorable characteristics with respect to women’s empowerment (e.g., number of women in executive positions or on the board of directors) more heavily than the Index, which uses market weights exclusively.  As a result, the Fund may not always hold the same securities in the proportions or weightings as the Index.”

7. Comment.  Under the heading “Comparison of Investment Objectives,” language in the second row of the table states that the Fund will invest 40% of its net assets in foreign companies “(or, if less, at least the percentage of net assets that is ten percentage points less than the percentage of the Index represented by foreign companies).”  We find the parenthetical confusing and potentially inconsistent with our policy on “global” funds, and it therefore must be revised.  Since the name of Pax Global Women’s Index Fund (the “Fund”) includes the term “global,” the Fund must “invest [its] assets in investments that are tied economically to a number of countries throughout the world.”  See Investment Company Names, Investment Company Act Release No. 24828, at n.42 (Jan. 17, 2001).  To eliminate the confusion discussed above, the Fund could revise its policy to state that, under normal market conditions, it will invest at least 40% of its assets (unless market conditions are not deemed favorable, in which case the Fund would normally invest at least 30% of its assets) in companies organized or located outside the U.S. or doing a substantial amount of business outside the U.S.

Response.  In response to your comment, the Fund’s policy will be revised to state that under normal market conditions, the Fund will invest at least 40% of its net assets in securities of foreign companies (unless the Adviser determines that market conditions would cause that not to be in the best interests of Fund shareholders, in which case the Fund would normally invest at least 30% of its assets in the securities of foreign companies).  The Registrant will revise the “Principal Investment Strategies” section accordingly.

8. Comment.  Under the heading “Comparison of Investment Objectives,” language in the second row of the table states that the Fund may invest up to 20% of its total assets in certain futures, options and swap contracts, cash and cash equivalents, and stocks not included in the Index.  Please explain supplementally whether derivatives will be included in the calculation of the Fund’s compliance with its 80% policy and, if so, explain how the derivatives are valued.

Response.  The Registrant respectfully submits that derivatives will not be used to satisfy the Fund’s 80% policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940.

9. Comment.  The disclosure under the heading “Comparison of Principal Risks” provides descriptions of the principal risks related to growth securities, value securities and small- and medium-sized capitalization companies.  Please disclose the Fund’s investment strategies related to these risks in the discussion of the Fund’s principal investment strategies.

Response.  In response to your comment, the following disclosure will be added to the “Principal Investment Strategies” section:

“The Fund’s investments in equity securities may include growth securities (shares in companies whose earnings are expected to grow more rapidly than the market), value securities (shares that the Adviser believes are trading at a lower price than their company’s intrinsic value) and companies of any size, including small- and medium-capitalization companies.  Because the Fund will normally adjust portfolio holdings in response to changes in the component securities of the Index, the Fund’s strategy may involve high portfolio turnover.”

10. Comment. Under the heading “Capitalization of Target Funds and Acquiring Fund,” please revise Table C-1 to make consistent the order of appearance of the Institutional Class and Individual Investor Class information.

Response. In response to your comment, the requested change will be made.

11. Comment. The section captioned “Redemptions of Individual Investor Class and Institutional Class Shares” describes a $10.00 fee for wire redemptions.  Please include the wire redemption fee in the “Annual Fund Operating Expenses” table.

Response. The Registrant notes that Item 5(a) of Form N-14 directs the Registrant to furnish the information required by Item 3 of Form N-1A.  The Registrant further notes that Instruction 2(d) to Item 3 of Form N-1A states:

“Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

The Registrant does not consider the wire redemption fee to be an account fee that is charged to a typical investor in the Fund because shares ordinarily are not redeemed by wire transfer.  Accordingly, the Registrant respectfully submits that the existing disclosure meets the requirements of Item 3 of Form N-1A.

12. Comment. Under the heading “Additional Payments to Financial Intermediaries,” please include the following statement as required by Item 8 of Form N-1A:

“If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Web site for more information.”

Response.  The Registrant notes that the following disclosure is currently included under the heading “Additional Payments to Financial Intermediaries”:

“Financial intermediaries may receive various forms of compensation from the Fund as well as from the Adviser and/or ALPS Distributors, Inc. (for purposes of this section only, the Adviser and ALPS Distributors, Inc. are referred to collectively as the “Distributor”) in connection with the sale of shares of the Fund to a shareholder or a shareholder remaining an investor in the Fund.  The compensation that the financial intermediary receives will vary among financial intermediaries.  The types of payments include payments under plans and payments by the Distributor out of its own assets.  These payments may provide an additional incentive to your financial intermediary to promote the Fund actively or to cooperate with the Distributor’s promotional efforts.  Depending on the arrangements in place at any particular time, a financial intermediary may have a financial incentive to recommend the Fund.  Shareholders should ask their financial intermediary for information about any payments it receives from the Distributor or the Fund and any services it provides, as well as about fees and/or commissions imposed on shareholders by the financial intermediary.”

The Registrant further notes that Item 8 of Form N-1A states:

“A Fund may modify the statement if the modified statement contains comparable information.”

The Registrant respectfully submits that the existing disclosure meets the requirements of Item 8 of Form N-1A.

Statement of Additional Information

13. Comment. Under the heading “Credit Default Swaps” on page 6, please revise the disclosure to indicate that if the Fund sells a credit default swap (writes protection), it will segregate liquid assets or enter into offsetting positions in an amount at least equal to the full notional value of the swap, rather than the market value of the swap.

Response. In response to your comment, the third paragraph under the heading “Credit Default Swaps” on page 6 will be revised as follows:

“The Fund will segregate liquid assets or enter into offsetting positions in an amount at least equal to the full notional value of the credit default swaps for which it is the seller of protection.”

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

Nathan D. Somogie

EXHIBIT A

Proposed Proxy Card